Hoegh LNG Partners LP Announces Changes to Management and Board of Directors

HAMILTON, Bermuda, Sept. 14, 2018 /PRNewswire/ -- Höegh LNG Partners LP (the "Partnership") (NYSE: HMLP) announces that on September 14, 2018, Richard Tyrrell resigned as the Partnership's Chief Executive Officer and Chief Financial Officer in order to lead business development activities for the Höegh LNG Holdings Ltd. group of companies ("Höegh LNG") as Chief Development Officer.

Mr. Tyrrell will be replaced by Steffen Føreid who will become the Partnership's Chief Executive Officer and Chief Financial Officer, effective immediately. On September 14, 2018, Steffen Føreid resigned from the Board of Directors of the Partnership and Richard Tyrrell was appointed by the Partnership's general partner to replace him.

Mr. Føreid currently serves as the Chief Financial Officer of Höegh LNG and a recruitment process has been launched to find his successor in this role.

The Partnership intends to hold an Investor Lunch in New York City on October 30, 2018 at which both Mr. Tyrrell, Mr. Føreid and the Chairman, Mr. Sveinung J.S. Støhle will be in attendance.

Mr Støhle, the Chairman of the Board commented, "on behalf of the Partnership and the Board of Directors I want to thank Richard for his excellent performance as CEO of Höegh LNG Partners over the last four years, where the company has seen steady growth and increased distributions in line with our stated strategy; we wish him all the best in his new role as Chief Development Officer at Höegh LNG Group. I would like to further thank Steffen Føreid for his service on the Höegh LNG Partners Board and welcome him to his new role as the Partnership's Chief Executive Officer and Chief Financial Officer where his long-standing involvement that dates back to the Partnership's IPO makes him ideal for the role."

Contact:

Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 97557406
www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP